

February 18, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Roundhill ETF Trust
        Issuer CIK:      0001976517
        Issuer File Number:   333-273052 / 811-23887
        Form Type:     8-A12B
        Filing Date:    February 18, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of **the** Roundhill AAPL WeeklyPay ETF, Roundhill COIN WeeklyPay ETF, Roundhill PLTR WeeklyPay ETF, Roundhill NVDA WeeklyPay ETF and Roundhill TSLA WeeklyPay ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications